FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued:  London, United Kingdom, 28 October 2012 - LSE Announcement

GlaxoSmithKline plc (GSK) today announced that Shionogi-ViiV Healthcare LLC, a joint venture between ViiV Healthcare Ltd (a global specialist HIV company established by GlaxoSmithKline and Pfizer, Inc.) and Shionogi & Co., Ltd, is issuing the following statement today:

Shionogi and ViiV Healthcare announce new agreement to commercialise and develop integrase inhibitor portfolio

-	ViiV Healthcare acquires exclusive global rights to HIV integrase inhibitor portfolio, including dolutegravir
-	Shionogi receives ongoing royalty and dividend stream and receives 10% equity in ViiV Healthcare

Osaka, Japan, 29 October 2012 and London, United Kingdom, 28 October 2012: ViiV Healthcare Ltd and Shionogi & Co., Ltd. today announced that they have entered into an agreement substantially revising their integrase inhibitor relationship.  Under the new agreement, ViiV Healthcare will acquire the exclusive global rights to the Shionogi-ViiV Healthcare LLC joint venture assets. The assets include the investigational medicine dolutegravir and other early stage integrase inhibitor compounds.

In the new relationship, Shionogi will receive a royalty on net sales of the integrase inhibitor portfolio averaging in the high teens.  For a defined period post-launch, as the franchise is becoming established, the royalty applies to sales above certain minimum thresholds; after that period, the royalty applies to all sales.  Shionogi will also become a 10% shareholder in ViiV Healthcare and will be entitled to a proportional share of ordinary dividends paid.  Shionogi will be entitled to representation on the ViiV Healthcare Board, and will, for a defined period, continue to have ongoing involvement in the formulation of the development and commercialization plans for the integrase inhibitor portfolio.  The deal is effective on 31 October 2012 and replaces the existing joint venture agreement between ViiV Healthcare and Shionogi.

The transaction is well aligned with both companies' mutual goal to advance the integrase inhibitor portfolio most effectively and efficiently, while maximising the full potential long-term value of the assets. ViiV Healthcare will acquire exclusive development and commercialization rights to the integrase inhibitor portfolio.  This will enable streamlining of R&D and commercial operations in order to maximise sales growth and shareholder returns. For Shionogi, the revised relationship offers the value of a royalty stream augmented by a shareholding in ViiV Healthcare itself, while releasing financial, operational, and R&D resources to support its other pipeline products in global development.

ViiV Healthcare was established in 2009 as a speciality HIV company between GlaxoSmithKline and Pfizer, with an 85%, 15% equity split respectively.  Post transaction, equity positions in ViiV Healthcare are GSK: 76.5%, Pfizer: 13.5% and Shionogi: 10%. Should dolutegravir be approved in the US and EU, GSK would be entitled to 1.8% additional equity. This will be an adjustment between GSK and Pfizer and will not dilute Shionogi. In addition GSK, Pfizer and Shionogi will continue to each be entitled to certain preferred ordinary dividends on the products they contributed to ViiV Healthcare (including the integrase inhibitors).

David Redfern, Chairman of the Board, ViiV Healthcare stated: "The Shionogi-ViiV Healthcare joint venture has been extremely productive, with the first integrase inhibitor, dolutegravir, scheduled to commence filings before the end of the year.  Both ViiV Healthcare and Shionogi believe that now is the right time to simplify and evolve their existing arrangement.  In doing so, we will deepen the relationship as shareholders and at Board level.  We will also unlock synergies through simplifying processes and avoiding duplication.  We believe this new agreement will create long-term value for ViiV Healthcare and its shareholders."

Dr. Dominique Limet, Chief Executive Officer, ViiV Healthcare stated:   "Our key priority when we established ViiV Healthcare was to build a successful and sustainable business to deliver advances in treatment and care for people living with HIV and today's agreement is a crucial milestone in delivering on that commitment."

Isao Teshirogi, Ph.D.,President and Chief Executive Officer, Shionogi & Co., Ltd. Stated: "The new deal perfectly aligns with the strategic goals and capabilities of both companies. Shionogi are able to secure a continued revenue stream from the integrase inhibitor portfolio as well as a stake in ViiV Healthcare itself, and will be able to contribute to the future direction of these compounds which we know very well and continue to be excited about. In parallel, we now have increased flexibility in our ability to dedicate resources to the global development of our internal development pipeline."

Accounting post completion of the agreement
·	Sales: ViiV Healthcare will record 100% of the net sales of the assets previously owned by the Shionogi-ViiV Healthcare JV
·	Operating Costs: ViiV Healthcare will now record all operating costs (cost of sales, SG&A and R&D) related to the assets previously owned by the Shionogi-ViiV Healthcare JV
·	GSK will continue to consolidate 100% of ViiV Healthcare into its consolidated financial statements
·	The portion of ViiV Healthcare's after-tax profit attributable to the non-controlling interests of Pfizer and Shionogi will be reflected in the GSK income statement
·
The new agreement is expected to be recorded as a business combination.  The estimated value of all the assets and obligations acquired, together with the estimated value of future royalty payments, will be included on GSK's balance sheet.

·	As a result of this transaction a non-cash accounting gain is expected to be recognized in GSK's Q4 2012 non-core results.
·	Future royalty payments to Shionogi will be recorded as a reduction of the royalty obligation on GSK's balance sheet.

V A Whyte
Company Secretary
28 October 2012

About Shionogi & Co., Ltd
Headquartered in Osaka, Japan, Shionogi & Co., Ltd. is a majorresearch-drivenpharmaceutical company dedicated to placing the highest value on patients. Shionogi's Research and Development currently targets three therapeutic areas: Infectious Diseases, Pain, and Metabolic Syndrome. The Company is the originator of innovative medicines which have been successfully delivered to millions of patients worldwide. In addition, Shionogi is engaged in new research areas such as allergy and cancer. Contributing to the health of patients around the world through development in these therapeutic areas is Shionogi's primary goal. For more details, please visit www.shionogi.co.jp. For more information on Shionogi Inc., headquartered in Florham Park, NJ, please visit www.shionogi.com.

About ViiV Healthcare
ViiV Healthcare is a global specialist HIV company established in November 2009 by GlaxoSmithKline (LSE: GSK) and Pfizer (NYSE: PFE) dedicated to delivering advances in treatment and care for people living with HIV. The company's aim is to take a deeper and broader interest in HIV/AIDS than any company has done before and take a new approach to deliver effective and new HIV medicines as well as support communities affected by HIV. For more information on the company, its management, portfolio, pipeline and commitment, please visit www.viivhealthcare.com.

ViiV UK/US Media enquiries:	Camilla Bull	+44 (0) 20 8380 6226
	Marc Meachem	+1 919 483 8756

GSK Global Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502
	Sarah Spencer	+44 (0) 20 8047 5502

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543
	Lucy Budd	+44 (0) 20 8047 2248
	Tom Curry	+ 1 215 751 5419
	Gary Davies	+ 44 (0) 20 8047 5503
	James Dodwell	+ 44 (0) 20 8047 2406
	Jeff McLaughlin	+ 1 215 751 7002
	Ziba Shamsi	+ 44 (0) 20 8047 3289

Shionogi & Co., Ltd. enquiries:	Corporate Communications	+81 6 6209 7885 +81 3 3406 8164

Shionogi forward-looking statement: This announcement contains forward-looking statements. These statements are based on expectations in light of the information currently available, assumptions that are subject to risks and uncertainties which could cause actual results to differ materially from these statements. Risks and uncertainties include general domestic and international economic conditions such as general industry and market conditions, and changes of interest rate and currency exchange rate. These risks and uncertainties particularly apply with respect to product-related forward-looking statements. Product risks and uncertainties include, but are not limited to, completion and discontinuation of clinical trials; obtaining regulatory approvals; claims and concerns about product safety and efficacy; technological advances; adverse outcome of important litigation; domestic and foreign healthcare reforms and changes of laws and regulations. The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Thisannouncement contains information on pharmaceuticals (including compounds under development), but this information is not intended to make any representations or advertisements regarding the efficacy or effectiveness of these preparations nor provide medical advice of any kinds.

GlaxoSmithKline Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

Pfizer disclosure notice: Pfizer assumes no obligation to update any forward-looking statements contained in this release as a result of new information or future events or developments.  This release contains forward-looking information about Pfizer, GlaxoSmithKline and ViiV Healthcare and about the prospects of the companies, including revenues from in-line products and the potential benefits of product candidates that will be contributed to that company, as well as the potential financial impact of the transaction. Such information involves substantial risks and uncertainties including, among other things, decisions by regulatory authorities regarding whether and when to approve any drug applications that have been or may be filed for such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such product candidates; and competitive developments.

A further list and description of risks and uncertainties can be found in Pfizer's Annual Report of Form 10-K for the fiscal year ended December 31, 2011 and in its reports on Form 10-Q and Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 29, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc